SD 3/23/05

SECUR 05039834 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Street Research Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	MA	02111-2690
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. Romich 617-357-1311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116-5022
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

RECD S.E.C.
MAR - 2 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, Douglas A. Romich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Research Investment Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President & Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of State Street Research Investment Services, Inc.

We have audited the following financial statements of State Street Research Investment Services, Inc. (a wholly owned subsidiary of State Street Research & Management Company) (the "Company") for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	1
Statement of Operations	2
Statement of Changes in Stockholders' Equity	3
Statement of Cash Flows	4

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of State Street Research Investment Services, Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedule of State Street Research Investment Services, Inc. as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	13

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2005

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 27,222,693
Distribution fees receivable	3,780,043
Accounts receivable - other	2,903,069
Federal and state income taxes receivable (Note 5)	1,340,922
Furniture and equipment (net of accumulated depreciation of $2,504,172) (Note 2)	528,042
Leasehold improvements (net of accumulated amortization of $3,281,907) (Note 2)	90,743
Deferred dealer commissions (net of accumulated amortization of $134,454,788) (Note 2)	21,076,355
Other assets	443,220
TOTAL ASSETS	$ 57,385,087

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 21,299,400
Deferred income taxes, net (Note 5)	1,954,903
Total liabilities	23,254,303
STOCKHOLDER'S EQUITY:	
Common stock, par value, $1.00 per share; 300,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	163,653,000
Accumulated deficit	(129,523,216)
Total stockholder's equity	34,130,784
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 57,385,087

See notes to financial statements.

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

INCOME:		
Distribution fees	$	39,727,974
Administrative fees from Parent		26,383,786
Commission and other income		3,001,950
Total income		69,113,710
EXPENSES:		
Commissions on mutual fund shares sold		30,985,328
Amortization of deferred dealer commissions		6,421,343
Compensation and benefits		21,621,642
Mutual fund promotion		2,122,912
Mutual fund expense reimbursements (Note 4)		4,169,284
Other expenses		11,758,615
Total expenses		77,079,124
LOSS BEFORE CREDIT FOR INCOME TAXES		(7,965,414)
CREDIT FOR INCOME TAXES (Note 5)		3,082,735
NET LOSS	$	(4,882,679)

See notes to financial statements.

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, JANUARY 1, 2004	1,000	$ 1,000	$ 159,653,000	$ (124,640,537)	$ 35,013,463
Capital contribution by Parent	-	-	4,000,000	-	4,000,000
Net loss	-	-	-	(4,882,679)	(4,882,679)
BALANCE, DECEMBER 31, 2004	1,000	$ 1,000	$ 163,653,000	$ (129,523,216)	$ 34,130,784

See notes to financial statements.

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:	
Net loss	$ (4,882,679)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation and amortization	835,549
Amortization of deferred dealer commissions	6,421,342
Payment of deferred dealer commissions	(5,140,044)
Contingent deferred sales charges collected	3,556,961
Changes in:	
Distribution fees receivable	(624,036)
Accounts receivable - other	(1,517,093)
Accounts payable and accrued expenses	3,309,584
Federal and state income taxes receivable	57,327
Deferred income taxes	1,287,221
Other assets	(4,485,792)
Net cash provided by (used in) operating activities	(1,181,660)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:	
Capital expenditures	(218,035)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution by Parent	4,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,600,305
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,622,388
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 27,222,693

See notes to financial statements.

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary Of State Street Research & Management Company)

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

State Street Research Investment Services, Inc. (the "Company") provides distribution and administrative services to mutual funds and also acts as their principal underwriter. The Company's business and results of operations are, to some extent, affected by the performance of both the financial markets and the United States economy. The Company, a wholly owned subsidiary of State Street Research & Management Company ("SSRM" or the "Parent"), which is a wholly owned subsidiary of Metropolitan Life Insurance Company ("Metropolitan Life"), was organized and commenced operations in January 1986.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Administrative Fees – Administrative fees are generally calculated as a percentage of net assets under management and are accrued as earned. Administrative fees represent compensation for administrative services provided to mutual funds managed by SSRM.

Cash and Cash Equivalents – Liquid investments with maturities of less than three months are considered to be cash equivalents. Included in cash and cash equivalents is $4,020,904 invested in an affiliated money market fund at December 31, 2004.

Furniture, Equipment, and Leasehold Improvements – Fixed assets are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the lesser of their estimated lives or related lease terms. Depreciation and amortization of fixed assets totaled $835,549 in 2004.

Deferred Dealer Commissions and Distribution Fees – The Company pays dealer commissions on certain sales of mutual fund shares for which it acts as principal underwriter, and it is entitled to receive contingent deferred sales charges (redemption fees) on certain redemptions of Class B shares by mutual fund shareholders. These dealer commissions are capitalized and amortized over the period that these fund shares are subject to redemption fees. Redemption fees received by the Company are credited to deferred dealer commissions. Distribution fees represent amounts received from certain mutual funds pursuant to distribution plans under Rule 12b-1 of the Investment Company Act of 1940.

The Company periodically evaluates the recoverability of deferred dealer commissions by assessing whether the unamortized asset can be recovered over its remaining life through an analysis of net undiscounted future cash flows related to the asset. If such assessments indicate that the undiscounted cash flows are not sufficient to recover the recorded carrying value, the assets are adjusted to fair value. No such impairments were recorded in the period presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation – Effective January 1, 2003, the Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure," which provides guidance on how to apply the fair value method of accounting and use the prospective transition method for stock options granted subsequent to December 31, 2002. As permitted under SFAS 148, options granted prior to January 1, 2003 will continue to be accounted for under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and the pro forma impact of accounting for these options at fair value will continue to be disclosed in the financial statements until the last of these options vest in 2005.

Income Taxes – For federal income tax purposes, the Company's accounts are included in the consolidated returns filed by Metropolitan Life. The Company files consolidated state income tax returns with certain subsidiaries of Metropolitan Life. Federal income taxes represent an agreed-upon allocation from Metropolitan Life. Under this allocation methodology, Metropolitan Life subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax asset/liability, computed on a separate company basis, to the federal tax asset/liability of the consolidated group. Subsidiaries with tax losses receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, measured by applying currently enacted tax rates.

Fair Value of Financial Instruments – The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows.

The amounts reported in the financial statements for cash and cash equivalents; distribution fees receivable; accounts receivable from Parent; accounts receivable—other; and accounts payable and accrued expenses approximate fair value because of the short maturities of these instruments.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Recent Accounting Pronouncements – In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* ("SFAS No. 123R"). This Statement is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation,* and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first annual reporting period that begins after December 15, 2005. Entities electing to apply a modified retrospective method for periods prior to the required effective date are required to adjust fiscal 2004 results of operations on a basis consistent with the pro forma results disclosed in Note 3. Had the Company implemented the provisions of SFAS No. 123, as revised, for the year ended December 31, 2004, the net loss would have increased to $4,917,924.

3. EMPLOYEE BENEFIT AND INCENTIVE COMPENSATION PLANS

Employees of the Company participate in employee benefit plans with SSRM, including a defined benefit pension plan, a 401(k) and Retirement Savings Plan, an incentive compensation plan, and the stock-based compensation plans.

Defined Benefit Pension Plan – On December 31, 1994, the Company froze all accrued benefits under the defined benefit pension plan and closed this plan to new participants. Participant benefits as of that date became fixed and will not change with salary increases or additional years of service.

401(k) and Retirement Savings Plan – Costs related to the 401(k) plan, into which all employees are eligible to make voluntary contributions, were $187,610 in 2004. Under the provisions of the retirement savings plan, SSRM contributes 5% of each employee's base salary into an account, subject to certain length of service and vesting limitations. Costs related to this plan were $234,692 in 2004.

Incentive Compensation Plan – Participants receive annual payments based on specified percentages of base salary, which are related to individual performance measured by documented criteria and other considerations. All employees are eligible to participate in the plan. Costs related to this plan were $1,472,503 in 2004.

Stock-Based Compensation Plans-

<u>SSRM Holdings, Inc. 2002 Equity Compensation Plan</u> –

Under the SSRM Holdings, Inc. ("Holdings") 2002 Equity Compensation Plan (the "Plan"), the Company, with the approval of Metropolitan Life, may grant non-qualified stock options of Holdings' Common Stock at fair market value and sell or grant restricted shares of Holdings' Common Stock to key employees of the Company. Awards of Holdings' Common Stock and stock options may be made under the Plan with respect to a maximum of 1,990,000 shares, which would represent approximately 19.9% of the total outstanding shares of Holdings on a fully diluted basis. At December 31, 2004, there were 1,533,914 of Holdings' shares available for grant. In 2004, the Company granted 3,303 shares of the Holdings' Common Stock to key employees of the Company.

Effective January 1, 2003, the Company elected to expense stock options and to apply the fair value method of accounting and use the prospective transition method for stock options granted by the Company subsequent to December 31, 2002.

As permitted under SFAS 148, options granted prior to January 1, 2003 will continue to be accounted for under APB No. 25. Per APB No. 25, no compensation expense has been recognized in the Statement of Operations for 2002 options granted with strike prices at fair market value. Had compensation expense been determined under the fair market value method contained in SFAS No. 123 for these 2002 options granted, the Company's net loss for 2004 would have been increased to the pro forma amount indicated below:

Net Loss:		
As reported	$	(4,882,679)
Pro forma		(4,917,924)

3. EMPLOYEE BENEFIT AND INCENTIVE COMPENSATION PLANS (CONTINUED)

The fair market value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. For grants in 2004, the following weighted average assumptions were used: dividend yield of 3%; expected volatility of 41.2%; risk-free interest rate of 3.5%; and expected life of six years. The compensation cost generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder. The weighted average fair market value of options granted during the year ended December 31, 2004 was $17.57 per share.

During 2004, stock option transactions under the Plan for the benefit of employees of the Company were as follows:

	Options on Common Stock	Weighted Average Exercise Price
Balance, beginning of year	21,670	$50.75
Granted	14,215	$52.92
Exercised	(206)	$54.51
Forfeited	(720)	$54.51
Balance, end of year	34,959	$51.53
Options exercisable at year-end	10,010	$51.79

Stock option grants have a ten-year life and vest over a three-year period as stipulated in each grant. The fair market value of stock options is determined under the valuation methodology as outlined under the Plan. This methodology is intended to approximate fair market value and is subject to change should it not provide approximate fair market value. The following table summarizes stock options outstanding under the Plan at December 31, 2004:

Exercise Price	Outstanding at December 31, 2004	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable at December 31, 2004	Weighted Average Exercise Price
$54.51	9,287	$54.51	7.3 years	6,191	$54.51
$47.39	11,457	$47.39	8.2 years	3,819	$47.39
$52.92	14,215	$52.92	9.4 years	-	-
	34,959			10,010	

For the year ended December 31, 2004, the stock-based compensation expense related to the Plan was $229,572. In connection with the sale of Holdings described in Note 10, all unvested restricted shares and options outstanding under the Plan immediately vested as of the closing date and all shares were repurchased by Holdings at $62.00 per share.

3. EMPLOYEE BENEFIT AND INCENTIVE COMPENSATION PLANS (CONTINUED)

Metropolitan Life Stock Incentive Plan –

Under the Metropolitan Life, Inc. 2000 Stock Incentive Plan (the "Stock Incentive Plan"), awards granted may be in the form of non-qualified or incentive Metropolitan Life stock options to key employees of the Company. The aggregate number of shares of stock that may be awarded under the Stock Incentive Plan is subject to a maximum limit of 37,823,333 shares for the duration of the plan. In 2004, Metropolitan Life granted options for 9,065 shares of the Stock Incentive Plan to key employees of the Company.

For the year ended December 31, 2004, the stock-based compensation expense related to the Stock Incentive Plan allocated to the Company was $31,795. In connection with the sale of Holdings described in Note 10, all unvested shares under the Stock Incentive Plan immediately vested as of the closing date and all shares were repurchased by Metropolitan Life at $36.57 per share.

4. RELATED-PARTY TRANSACTIONS

Certain costs paid by SSRM are allocated to the Company based on a formula, which approximates the Company's contribution to the consolidated group. The Company shares office space, administrative services and certain personnel with SSRM. Specifically identifiable direct and indirect expenses are allocated between the Company and SSRM based upon the entity benefited. Additionally, the Company has entered into certain agreements with SSRM for providing various administrative services. Under the terms of these agreements, the Company provides certain services in exchange for fees calculated as a percentage of mutual fund assets managed by SSRM.

The Company has voluntarily agreed to limit expenses of certain mutual funds for which it acts as administrator. Expense reimbursements for 2004 amounted to $2,235,624. In addition, the Company reimbursed $1,933,660 to certain mutual funds under the terms of the Distribution Agreement with those entities during 2004. Both of these amounts are included within Mutual fund expense reimbursements in the Statement of Operations.

Under a Shareholders' Administrative Services Agreement, the mutual funds reimburse the Company for its costs in providing certain shareholder administrative services. These reimbursements amounted to $12,531,529 for December 31, 2004. Such costs include, but are not limited to, compensation and benefits, occupancy, and expenses for furniture, equipment and leasehold improvements.

Under an Administration Agreement established in May 2000, the mutual funds reimburse the Company for certain administrative costs incurred in providing services to the mutual funds. These reimbursements amounted to $517,731 for December 31, 2004.

The Company received a capital contribution from SSRM of $4,000,000 during 2004.

Certain of the Company's directors are officers of the Company or its Parent.

5. INCOME TAXES

The credit for income taxes for the year ended December 31, 2004 consists of:

Current:		
Federal	$	(1,005,938)
State		19,428
		(986,510)
Deferred:		
Federal		3,377,613
State		691,632
		4,069,245
Credit for income taxes, net	$	3,082,735

The credit for federal income taxes results from an allocated benefit from Metropolitan Life under its corporate tax allocation policy. The provision (credit) for income taxes differs from the amount of income tax determined by applying the 35% U.S. statutory federal income tax rate to pretax income (loss) from continuing operations primarily as a result of state taxes.

The Company joins with Metropolitan Life and Metropolitan Life's includible affiliates in filing a consolidated federal income tax return. The consolidating companies have executed a tax allocation agreement. Under the tax allocation agreement, the current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments (receive reimbursement) to the extent that their income (losses and other credits) contributes to (reduce) the consolidated federal income tax expense. Pursuant to the tax allocation agreement, the amount due from affiliates is $1,340,922 included within federal and state income taxes receivable in the Statement of Financial Condition as of December 31, 2004.

Deferred tax (liabilities) and assets at December 31, 2004 are as follows:

Deferred dealer commissions	$	(4,031,401)
Depreciation		144,460
Other		(343,662)
Gross deferred tax liability		(4,230,603)
Gross deferred tax asset		3,534,340
Valuation allowance		(1,258,640)
Deferred income tax liability, net	$	(1,954,903)

As of December 31, 2004, the net deferred income tax liability includes a benefit of $1,258,640 resulting from state net operating loss carry forwards. This benefit is offset by a valuation allowance of $1,258,640 at December 31, 2004. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred tax asset for net operating loss carry forwards will not be utilized. The benefit will be recognized when management believes that it is more likely than not that the deferred tax asset is realizable.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company has entered into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants, outsourcing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, and service agreements. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws. The foregoing agreements generally do not contain any limits on the Company's liability and therefore, it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company has recourse against third parties with respect to the foresaid indemnities and the Company also maintains insurance policies that may provide coverage against certain of these claims.

On February 19, 2004, the Company entered into an agreement with the NASD resolving all outstanding issues relating to an investigation by the NASD of policies and procedures with respect to limits on exchanges and frequent trading. The Company, without admitting or denying the allegations of the NASD, agreed to the entry of certain findings by the NASD, with respect to procedural inadequacies in the handling of frequent mutual fund trades from 2001 through August 2003 and e-mail retention policies. The NASD did not make any allegations or findings of fraudulent conduct by the Company. While the Company is not required to make any changes to its current trading and mutual fund exchange policies and procedures under the terms of the agreement, the Company is committed to maintaining strong controls in this area.

The NASD's examination of the Company was part of the agency's ongoing and wide ranging review of the mutual fund industry and trading practices in the brokerage industry. The Company was not found to have knowingly engaged in any activities including illegal late trading, inappropriate transactions by fund portfolio managers in shares of the State Street Research Funds, or quid pro quo arrangements.

In addition to that matter, the Securities Exchange Commission has inquired about other areas of business practice. The Company is actively discussing resolution of this inquiry.

7. SIGNIFICANT CUSTOMERS

In 2004, revenue from State Street Research Aurora Fund and State Street Research Investment Trust accounted for 41% and 10%, respectively, of Company revenue.

8. NET CAPITAL

The rules of the Securities and Exchange Commission Uniform Net Capital Rule require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $5,989,356 in comparison with the minimum requirement of $1,410,282. The ratio of aggregate indebtedness to net capital at December 31, 2004 was 3.53 to 1.

9. EXEMPTION FROM RULE 15c3-3

As of December 31, 2004, the Company was exempt from Rule 15c3-3 of the Securities and Exchange Commission under the provisions of subparagraph (k)(1) thereof.

10. SALE OF SSRM HOLDINGS, INC.

On August 26, 2004, Metropolitan Life announced that it had entered into a definitive agreement to sell Holdings to BlackRock, Inc., a New York based asset management firm. This agreement includes the sale of the Company, its Parent, and another affiliated subsidiary of Holdings. This transaction closed on January 31, 2005.

In connection with this sale, the Company has expensed $1,212,183 for anticipated severance benefits to be paid to certain employees under the terms of adopted Company policies. These payments are based on past services and could reasonably be estimated at December 31, 2004. In addition, the Company has expensed $2,086,711 for certain enhanced severance and retention payments that will be made provided employees meet certain transition expectations and work until a date established by management. These costs have been recognized ratably over the service period in accordance with SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities." These costs are included within Compensation and Benefits in the accompanying Statement of Operations.

Under the terms of the agreement between BlackRock and Metropolitan Life, BlackRock has agreed to assume certain severance costs which will be paid to Company employees. These costs amounted to $1,315,135 and are included in Accounts receivable – other in the accompanying Statement of Financial Condition and Commission and other income in the accompanying Statement of Operations.

The Company has also recognized $565,000 of compensation and benefits related to cash awards that will be paid to certain employees in lieu of stock compensation awards that had been made in prior years under the Equity Compensation Plan described in Note 3.

On January 28, 2005, all the retail mutual funds for which the Company had served as Distributor were merged into funds managed by BlackRock, Inc. These mergers were approved by the shareholders of the funds at shareholder meetings held in December 2004 and January 2005.

* * * * * *

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

NET CAPITAL:		
Total stockholder's equity		$ 34,130,784
Debit items:		
Deferred dealer commissions	$ 19,182,641	
Furniture, equipment and leasehold improvements, net	618,785	
Prepaid expenses	407,870	
Nonqualifying investments	35,350	
Nonqualifying receivables	7,816,364	28,061,010
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		6,069,774
HAIRCUTS ON SECURITIES POSITIONS		(80,418)
NET CAPITAL		$ 5,989,356
AGGREGATE INDEBTEDNESS		$ 21,154,236
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER DEALERS (The greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 1,410,282
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 4,579,074
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.53 to 1

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INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 25, 2005

State Street Research Investment Services, Inc.
One Financial Center
Boston, MA 02116

In planning and performing our audit of the financial statements of State Street Research Investment Services, Inc. (a wholly owned subsidiary of State Street Research & Management Company) (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18 We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP